CHASE CARD FUNDING LLC

201 North Walnut Street

Wilmington, Delaware 19801

July 26, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michelle Stasny

Re:	Chase Issuance Trust

Registration Statement Nos. 333-218098; 333-218098-01 (the “Registration Statement”)

Ladies and Gentlemen:

Chase Card Funding LLC (the “Company”) respectfully requests, pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated to 10:30 a.m. on July 31, 2017, or as soon thereafter as practicable.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating with the undersigned, via telephone at (212) 270-6358, or our outside counsel Andrew M. Faulkner, of the law firm Skadden, Arps, Slate, Meagher & Flom LLP, via telephone at (212) 735-2853, to confirm that the Registration Statement was declared effective.

Thank you for your attention to this matter.

Sincerely,

CHASE CARD FUNDING LLC as depositor of Chase Issuance Trust

By:	/s/ Eve Ngan
Name:	Eve Ngan
Title:	Chief Executive Officer